NSAR ITEM 77C


Van Kampen American Capital Ohio Quality Municipal Trust (VOQ)


(a)  A Special Meeting of Shareholders was held on October 23, 1996.

(b)  The election of Trustees of Van Kampen American Capital Ohio
     Quality Municipal Trust (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For   3,115,837               Against   70,168


     (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For   1,939,945               Against   104,043